

January 13, 2012

Via E-Mail
Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
Consol Energy Inc.
1000 Consol Energy Drive
Canonsburg, Pennsylvania 15317

>   **Re: Consol Energy Inc**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 10, 2011**
>   **Response Letter Dated December 2, 2011**
>   **File No. 001-14901**

Dear Mr. Lyons:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 24 Commitments and Contingent Liabilities, page 161

1.   We note your response to prior comment one. As previously requested, clarify if you are obligated to build the NWV RO/ZLD facility in the event that you ceased mining operations currently. If so, please further explain the basis for your accounting treatment of the related costs.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director